UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of April 2014

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.
(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47
Bogotá D.C., Colombia
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	2013 Full year report of Consolidated Results

April 2014

2013 Full year report of Consolidated Results

Colombian Banking GAAP

Disclaimer

Grupo Aval is an issuer in Colombia of securities registered with the National
Registry of Shares and Issuers (Registro Nacional de Valores y Emisores), and
in this capacity, it is subject to oversight by the Superintendency of Finance.
Grupo Aval is a not a financial institution and is not supervised or regulated as a financial institution in Colombia. Grupo Aval is required to comply with corporate governance and periodic reporting requirements to which all issuers are subject, but it is not regulated as a financial institution or as a holding company of banking subsidiaries and, thus, is not required to comply with capital adequacy regulations applicable to banks and other financial institutions. All of our banking subsidiaries (Banco de Bogot[], Banco de
Occidente, Banco Popular, Banco AV Villas, andtheir respective Colombian financial subsidiaries, including Porvenir and Corficolombiana) are entities under the comprehensive supervision of, and subject to inspection and surveillance as financial institutions by, the Superintendency of Finance.

Our consolidated financial statements at December 31, 2012, 2011, 2010, 2009 and 2008 and for each of the years ended 2012, 2011, 2010, 2009 and 2008 have been audited, as stated in the report appearing in our 20F filings. Our consolidated financial statements at December 31, 2013 and for the year ended
December 31, 2013 presented herein are unaudited. Audited financial statements at December 31, 2013 and for the year ended December 31, 2013 will appear in our 20F filing on April, 2014.

We have prepared these financial statements and other financial data included herein in accordance with the regulations of the Superintendency of Finance for financial institutions (Resolution 3600 of 1988 and External Circular 100 of
1995) and, on issues not addressed by these regulations, generally accepted accounting principles prescribed by the Superintendency of Finance for banks to operate in Colombia, consistently applied, together with such regulations, on the filing date, "Colombian Banking GAAP." Detail of the calculations of non-GAAP measures such as ROAA and ROAE, among others, are explained when required in this report.

Although we are not a financial institution, we present our consolidated financial statements under Colombian Banking GAAP in this report because we believe that presentation on that basis most appropriately reflects our activities as a holding company of a group of banks and other financial institutions. The audited consolidated financial statements have not been reviewed or approved by the Superintendency of Finance; however, consolidated financial statements for each semester, prepared on the basis of Colombian
Banking GAAP for each of our subsidiaries are remitted to the Superintendency of Finance for their review. The Colombian Banking GAAP consolidated financial statements included in this annual report differ from the consolidated financial statements published by Grupo Aval in Colombia, which are prepared under Colombian GAAP. Because we are not regulated as a financial institution in Colombia, we are required to prepare our consolidated financial statements for publication in Colombia under Colombian GAAP for companies other than financial institutions (Decree 2649 of 1993 and Circular No. 100-000006 of the
Superintendency of Companies (Superintendencia de Sociedades) and former
Superintendency of Securities (Superintendencia de Valores), currently the
Superintendency of Finance) No. 011 of 2005, which differs in certain respects from Colombian Banking GAAP. These Colombian GAAP financial statements are presented biannually to our shareholders for approval, are reviewed and published by the Superintendency of Finance and are available in Spanish to the general public on Grupo Aval's web page. We do not file consolidated financial statements prepared on the basis of Colombian Banking GAAP with the
Superintendency of Finance; however, because we have filed 20F annual reports with the SEC,wemay from time to time publish semi-annual or quarterly financial data for subsequent periods on a Colombian Banking GAAP basis. Our Colombian
Banking GAAP financial statements will be available on Grupo Aval's webpage only to the extent that they are included in documents filed with, or furnished to, the SEC.

Colombian Banking GAAP differs in certain significant respects from generally accepted accounting principles in the United States, or U.S. GAAP. Our yearly audited consolidated financial statements included in our 20F reports filed to the SEC provide a description of the principal differences between Colombian
Banking GAAP and U.S. GAAP as they relate to our audited consolidated financial statements and provides a reconciliation of net income and shareholders' equity for the years and at the dates indicated therein. Unless otherwise indicated, all financial information of our company included in this report is stated on a consolidated basis prepared under Colombian Banking GAAP.

When applicable, in this report we refer to billions as thousands of millions.

Highlights

[] After obtaining all regulatory approvals, Grupo Aval closed Grupo Financiero
Reformador and BBVA Panam[] acquisitions in Central America. Both acquisitions had a combined impact of Ps. 6.7 trillion of assets (USD 3.6 billion) and Ps.
6.0 trillion of liabilities (USD 3.2 billion) in Grupo Aval[]s balance sheet.
The acquisitions did not have an impact on the income statement in 2013.

[] Grupo Aval raised Ps. 2.4 Trillion (USD 1.2 billion) of capital between
December 2013 and January 2014. This capital raise was achieved through an issuance of ordinary shares at a price per share of $1,300 pesos. Use of proceeds of this capitalization included prepayment of peso denominated financial obligations for approximately $700 million dollars and approximately
$500 million dollars to replenish available liquidity previously used to capitalize Banco de Bogot[].

[] Porvenir successfully merged its operations with AFP Horizonte.

Solid financial results:

[] Strong results for the year ended December 31, 2013 with Grupo Aval[]s consolidated net income growing by 5% versus 2012 up to Ps 1.6 trillion, our
NIM closing the year at 6.2%, our ROAA at 1.9% and our ROAE(1) at 17.3% .

[] Solid balance sheet growth with assets increasing by 20.9% yoy and loans growing by 20.6% yoy with past due loans finishing the year at 2.4% .

[] Deposits grew by 24.2% yoy with checking accounts increasing their weight in the mix of total deposits to 25%.

[] Total Attributable Equity grew by 29.1% yoy largely supported on Grupo
Aval's capitalization .

(1) ROAE is calculated as annualized Net Income attributable for Aval's shareholders divided by average shareholders' equity. ROAE is calculated excluding Ps. 2,114.5 billions in capital raised in Dec, 2013.

Macroeconomic fundamentals

GDP Growth

GDP per Capita(1)

Source: IMF(Projections) DANE and ANIF. (1) Colombia nominal GDP per capita in thousands of USD, IMF.

Inflation vs. Nominal Interest Rates

Source: Banco de la Rep[]blica de Colombia. (1) Average of daily rates reported by Banco de la Rep[]blica. (2) Average of monthly average rates reported by
Banco de la Rep[]blica. 4

Macroeconomic fundamentals

Unemployment

Source: Dane, ANIF.

Significant reduction in country risk premium

16-Mar-2011
   Credit rating boosted to investment grade (BBB-) by S andP

31-May-2011
  Credit rating boosted to investment grade (Baa3) by Moody's

22-June-2011
 Credit rating boosted to investment grade (BBB-) by Fitch

15-August-2012
S andP boosted its outlook on Colombia to positive from stable

24-April-2013
S andP boosted its credit rating on Colombia to BBB with a stable outlook

Country risk premium
Source: Bloomberg.

Colombian Financial System

Figures in COP trillions

Gross loans Deposits

CAGR'07 --'13: 16.3% CAGR '07--'13: 15.0%

Equity Net income

CAGR'07 --'13: 20.0% 15.8% CAGR '07--'13: 12.1% -1.1%

2007 2008 2009 2010 2011 2012 2013 2007 2008 2009 2010 2011 2012 2013

Source: Superintendency of Finance. System as total banks.

Colombian Financial System

Financial System Gross Loans / GDP

Source: DANE, Superintendency of Finance, and IMF. (1) Colombia nominal GDP per capita in thousands of USD, IMF.

Source: Superintendency of Finance.

Balance Sheet

Figures in COP billions
2011 2012 2013 12 vs 11 13 vs 12

Source: Company Filings. Consolidated figures. 8

Assets

Figures in COP billions

Total Assets

Source: Company Filings. Consolidated figures.

Assets Breakdown

(1) Includes Ps. 6.7 trillion of assets acquired in Dec, 2013 in Central
America. Growth excluding acquisitions would have been 15.6% vs. 2012.
(2) Foreign operations reflect Central American operations. 9

Loans

Figures in COP billions

Gross loans
20.6%

(1) Includes Ps. 4.8 trillion of loans acquired in Dec, 2013 in Central
America. Growth excluding acquisitions would have been 14.7% vs. 2012.

Loan portfolio quality

Asset quality -- Colombia

Source: Company Filings. Grupo Aval is calculated as the sum of its banks.

30 Day Past Due Loans / Total Loans (%)

Commercial Consumer

Source: Company Filings. Consolidated figures.

Funding

Figures in COP billions

Funding Breakdown Growth

Cost of Funding

                                                      Other funding Total
Deposits Source: Company Filings. Consolidated figures. Superintendency of
Finance.

Deposits

Figures in COP billions

Deposits Breakdown Growth 2012 2013 2013 vs. 2012

Source: Company Filings. Consolidated figures.

Deposits / Net Loans (%)

Source: Company Filings. Consolidated figures.

Capital

Figures in COP billions

Attributable Equity + Minority Interest Attributable Shareholders Equity

Attributable Shareholders Equity 29.1% Minority Interest 25.6%

Source: Company Filings. Consolidated figures.

Consolidated Capital Adequacy of our Banks (%)

Combined

Tier 1

Solvency Ratio

Source: Grupo Aval Banks. Consolidated figures.

NIM -- Net Interest Margin

Figures in COP billions
Net interest income

                          Var. 2012 2013 13/ 12

6,310 6,981 10.6%

Avg. cost of funds /
Total Int. and non Int. 5.2% 3.0% 3.1% 4.0% 3.3% funding

Source: Company Filings. Consolidated figures.

(1) Loans Interest Margin: Net Interest Income on Loans to Average loans and financial leases.
(2) Net Investment Margin: Net Interest income on Fixed Income securities and on Interbank and Overnight funds to Average Fixed Income securities and
Interbank and overnight funds.
(3) Net Interest Margin: Net interest income divided by total average interest
-earning assets.

Key indicators

Figures in COP billions

Net interest Income / Average Interest Earning Assets

NIM: 8.8% 7.2% 6.5% 6.5% 6.2%

Source: Company Filings. Consolidated figures.

Provision expense / Average Loans

Average '09-'13: 1.6%

2009 2010 2011 2012 2013

Charge offs/
Average 1.4% 1.5% 1.1% 1.0% 1.1% Loans

Source: Company Filings. Consolidated figures.

Net Fees and other operating income

Figures in COP billions

Net Fees(1) Fee Income 2013

(1) Total fees and other service income minus fees and other services expenses.
Credit Card fees, 12.3%

Other operating income

Other operating income
48.7%

Source: Company Filings. Consolidated figures.

Efficiency

Operating expenses / Operating Income

BAC Acquisition effect
Average '09-'13: 48.8%

Source: Company Filings. Consolidated figures. Efficiency Ratio is calculated as Operating Expenses before D andA divided by Operating Income before net provisions.

Operating expenses / Average Assets

Average '09-'13: 4.3%

Source: Company Filings. Consolidated figures. Efficiency Ratio is calculated as annualized Operating Expenses before D andA divided by average of total assets.

Profitability

Average '09-'13: 21.9% Average '09-'13: 2.4%

ROAE(1) ROAA(2)

Source: Company Filings. Consolidated figures. (1) ROAE is calculated as Net
Income divided by the thirteen -month average of shareholders' equity for each year ended at Dec. 31(st). For 2013, ROAE is calculated excluding Ps. 2,114.5 billions in capital raised in Dec, 2013. (2) ROAA is calculated as Income before non-controlling interest divided by the thirteen -month average of total assets for each year ended at Dec. 31(st).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 23, 2014

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel